LION COPPER AND GOLD CORP. ANNOUNCES ACQUISITION OF MONTANA COPPER-GOLD PROSPECT

February 2, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that it has acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA.

The Blue Copper Prospect, located approximately 25 miles WNW of Helena, Montana, is centered on the Late Cretaceous Blackfoot City Stock (the "BCS"), which was intruded into the Black Mountain syncline, composed primarily of a Paleozoic sequence of limestone, dolomite, shale and sandstone. The BCS crystallized at the same time as the nearby Boulder batholith, which is host to the world-famous Butte copper mines. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization.

Travis Naugle, Lion CG's CEO, states, "The Company has secured a truly exceptional copper-gold skarn mineralized system that we believe is similar to several other world-class copper-gold deposits. I look forward to bringing my own Montana background to bear in leading the Company's exploration efforts in a sustainable manner to the benefit of the people of Montana. As an integral part of this, we wish to express our appreciation for the grassroots support received thus far by the local community, including the area ranchers and prospectors."

The claim block encompasses a group of more than 14 historic small mines that produced high grade gold, copper and tungsten. Importantly, the streams draining the BCS have a recorded production of almost 200,000 ounces of placer gold through 1959, although the actual production was most likely much higher. Despite the extensive placer production, only one lode gold mine operated historically and produced less than 10,000 ounces. Several major companies conducted exploration programs in the area during the late 1980s and early 1990s. The Company is currently acquiring, compiling and interpreting historic data to develop a 2022 work plan which will be provided when available.

As a part of the Blue Copper Prospect, the Company has entered into a purchase agreement with Four O Six Mining & Exploration LLC ("406 Mining") to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, the Company will on closing issue 1,500,000 common shares in the capital of the Company and provide a net smelter return royalty ("NSR") of 2.0% with a buy-down of 1% NSR for US$1,500,000. The closing of the 406 Mining acquisition is subject to stock exchange approval.

Shares for Debt

The Company has agreed to settle outstanding debt of US$109,520 with an arm's-length creditor by issuing 1,398,790 common shares of the Company at a deemed price of C$0.10 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The issuance of common shares in connection with the debt settlement is subject to stock exchange approval.

About Lion CG

Lion CG is listed on the TSX-V: LEO and OTCBB: LCGMF and is primarily focused on advancing its MacArthur Copper Project in Mason Valley, Nevada. The Company is also continuing its tradition of securing and advancing potential district scale resources through discovery, development, and partnerships with the intent of eventually providing metals essential in the development of alternative energy solutions.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com
Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.